UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 30, 2006

M. G. Kregg Lunsford
Cal Dive International, Inc.
400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060


      Re:	Cal Dive International, Inc.
		Registration Statement on Form S-1
      Filed May 31, 2006
		File No. 333-134609

Dear Mr. Lunsford:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 31, 2006

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).


2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. Similarly, other than an estimated price range, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit.
See
Section II.A.7 of SEC Release 33-6714.

5. Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.

6. The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please move all other information so that it appears later in the document.

7. Please avoid providing duplicative disclosure. In this regard, we note your disclosure under the sections entitled Summary on page 1 and
Business on page 45. Please revise. Also ensure that your disclosure in those sections is balanced and includes positive as well negative aspects about your business and operations.

Cover Page
8. The cover page should include only the information required by Item
501 of Regulation S-K. In this regard, please delete the phrase "joint-book running managers." You may include this information on the back cover page, however.
9. We note that Item 501(b)(8) of Regulation S-K requires only the identification of the leading or managing underwriters. Please confirm that the named underwriters are the leading or managing underwriters or otherwise revise.

Summary, page 1

10. Your summary does not appear to conform to the principles set forth in Item 503(a) of Regulation S-K. Please revise. For example, we note that your summary comprises seven subsections. The summary should be brief and discuss the key aspects of the offering. See Plain English Disclosure, Release No. 33-7497 (October 1, 1998).

11. Please begin this section by discussing the events that led to your formation. We note you have provided some relevant information under the section entitled "Our Relationship with Helix."

12. Please provide objective support for the following statements:

* "We believe that our saturation diving support fleet is the largest and among the most technically advanced in the world";
* "[W]e are a leading services provider in this region";
* "In July 2005, we obtained a 40% interest in Offshore Technology Solutions Limited, or OTSL, the largest diving services provider in the Trinidad market";
* "We believe the strength of our fleet and workforce makes us the market leader for diving services on the Gulf of Mexico OCS. We believe our fleet of diving vessels is the largest in the world"; and
* "Our diverse fleet of vessels and diving systems is among the most technically advanced in the industry, which enables us to provide a wide range of marine contracting services."

13. Please provide support for any other such statements that you make in the registration statement. With respect to any studies to which you refer, confirm that such study is publicly available for a de minimis amount.

Our Business, page 1

14. Please identify the countries in the Middle East where you provide services. We may have further comments.

Summary Historical and Pro Forma Combined Financial Data, page 7

15. We note your use of the term EBITDA which you define in footnote
(2) on page 10 as earnings before net interest expense, taxes, depreciation and amortization (which includes non-cash asset impairments). Please note that the term EBITDA is defined as earnings before interest, taxes, depreciation and amortization; measures deviating from this definition should not be characterized as EBITDA.
Since your non-GAAP measure includes adjustments for non-cash asset impairments, you will need to label the measure with other language that is descriptive of your non-GAAP measure.




Risk Factors, page 12

16. Eliminate language that mitigates the risk you present.  State the
risk directly and plainly.  Examples include "we cannot assure,"
"we
may be unable," "there can be no assurance," and "we cannot
provide
assurance."
17. We note that some of your subheadings discuss a fact about your
business without discussing the associated risk. We note, for example, "Our business largely depends on the level of activity in the oil and natural gas industry" on page 12; "We will be subject to additional political, economic, and other uncertainties as we expand our international operations" on page 14; and "The operation of marine
vessels is risky, and we do not have insurance coverage for all risks"
on page 15.   Please revise each of your subheadings to ensure
that it
discloses the specific risk or risks that you are discussing in the text. Rather that stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

18. We note you disclosed on page 22 that following this offering, you will be a public company and will incur significant legal, accounting and other expenses that you did not incur in the past. Please add disclosure on page 27 to discuss the extent to which your pro forma presentation reflects and excludes additional costs you expect to incur.

Our business is concentrated on the Gulf of Mexico OCS, where market..., page 12

19. It appears that you discuss two material risks under this subheading. Discuss the two risks separately, namely the risk associated with the concentration of your business on the Gulf of Mexico and the risk associated with the short-term nature of your contracts.

We are the subject of an agreed final judgment that prevents us..., page 14

20. We note that you are required to notify the DOJ of any proposed acquisition of a saturation diving chamber that has been operated in the Gulf of Mexico since approximately 2002. Please discuss the basis for such requirement.

We are subject to extensive federal, state, local and other laws and regulations..., page 15

21. Expand the risk factor to reference the impact on your financial condition of the regulatory drydock that rendered the DP DSV Witch Queen temporarily out of service in 2004.



Use of Proceeds, page 24

22. Please revise to clarify the "general corporate purpose" for which you expect to use the proceeds of this offering. Please also disclose the specific amount that you will use for each such purpose.
Refer to
Item 504 of Regulation S-K.

Unaudited Pro Forma Combined Financial Data, page 27

23. Please expand your disclosure to discuss the limitations of your pro forma presentation, addressing the effects of any significant transactions that are excluded from your pro forma presentation, such as the acquisitions mentioned on page 2. The manner by which the additional assets and operations acquired from Acergy in 2006 are being handled in your pro forma presentation should also be clear.

Unaudited Pro Forma Combined Statement of Operations, page 28

24. Please label the Acergy column reflecting historical amounts for the year ended November 30, 2005 accordingly.

25. We note your disclosure in footnote (2) indicating you have eliminated net revenue and cost of sales for the month of December 2004 from the Acergy historical amounts covering the year ended November 30, 2005 for certain assets acquired from Acergy on November
1, 2005. If you acquired Acergy on November 1, 2005, presumably your
2005 historical results include Acergy`s revenue and cost of sales for the two months of November and December 2005. Therefore, since you are only eliminating one month from the historical Acergy amounts, it appears you have thirteen months of Acergy`s revenue and cost of sales included in your pro forma results for the year ended December 31, 2005, which is generally not permissible.

26. Since you only present Acergy`s statement of revenue and direct operating expenses, instead of a full statement of operations, in your filing, your pro forma presentation also must be limited to revenue and direct operating expenses. Please revise your presentation to remove all amounts below the gross profit (loss) line item in the Acergy, Adjustments and Pro Forma columns.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Major Influences on Results of Operations, page 34

27. We note that the majority of your customers on the Gulf of
Mexico
are in the natural gas business.  Expand this section to discuss the
fact that your business is particularly vulnerable to the
volatibility
of natural gas prices. In this regard, we note that in the last quarter of 2005, the natural gas daily average spot price was $12.31 and that during the first quarter of 2006, it was $7.75.

Recent and Pending Acquisitions, page 35

28. Please discuss why the DOJ required you to divest two diving support vessels and a portable saturation diving system following the acquisition of the Torch and Acergy assets.

Results of Operations, page 40

29. You sometimes refer to two or more sources as components that contributed to a material change. For example, we note that improved utilization rates and an increase in average contract pricing contributed to the increase in revenues and gross profits for the period ended March 31, 2006. Ensure that you quantify the amount of the change that was contributed by each of such factors. See Section
III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 42

30. Please disclose whether you expect that you will be able to fund your activities for the next year with the cash you currently have.

Business, page 45

31. Please provide the disclosure required by Item 101(a) of Regulation S-K.

32. Please provide discussion regarding the seasonality of your business. In this regard, we note your disclosure that "[m]arine operations conducted in the Gulf of Mexico are typically seasonal and depend, in part, on weather conditions" on page 15.

33. Please estimate the cost of routine drydocks, inspections, maintenance and repairs required by U.S. Coast Guard regulations, and the cost of maintaining your vessels in class under the rules of the applicable class society.

34. If material, please disclose the cost of obtaining permits, approvals, and certificates from governmental authorities. In this regard, we note your disclosure under "We are subject to extensive federal, state, local, and other laws and regulations..." on page 15.

Competitors, page 54

35. Please disclose your competitive position among the named competitors.

Our Facilities, page 55

36. Please disclose the term and cost of the identified leases.

Management, page 58

37. Revise to disclose when Quinn J. Hebert and Scott T. Naughton terminated their working relationship with Acergy US, Inc. and Helix, respectively.

Arrangements Between Helix and Us, page 69

38. We note that a Helix subsidiary that will be transferred to you will pay, prior to the transfer, a portion of the debt Helix incurred to acquire the Acergy and Torch properties. Please disclose who will be responsible for any outstanding debt amounts after such payment.

39. Please ensure that all agreements between the company and Helix should be filed as exhibits to the registration statement. Please advise whether all such agreements have been filed.

Underwriting, page 77

Lock-up Agreements, page 79
40. Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

Where you can find more information, page 93

41. Please note that the correct address of the public reference room is 100 F. St., N.E., Washington, D.C. 20549. Please revise accordingly.

Note 1 - Organization and Basis of Presentation,  page F-7

42. We note you disclose that Helix and its subsidiaries will contribute and transfer to you all of the assets and liabilities of the shallow water marine contracting business not currently held by you prior to the completion of the IPO. Please expand your disclosure to describe the additional assets that have yet to be transferred. The extent to which your financial statements reflect all of the assets and operations to be conveyed to you by Helix in conjunction with the IPO should be clear. Based on your financial statement labeling, we understand that the assets and liabilities presented were held in the legal Cal Dive International, Inc. entity on the balance sheet date. If this is not the case, alternate labeling of your financial statements may be necessary until the transfer occurs.

Note 2 - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

43. Expand your disclosure to address the accounting for fees received during periods of mobilization. Also explain the activities that typically characterize the period you refer to as "pre-operation mode before a contract commences" and how the recognition on a straight-line basis "in accordance with contract terms" corresponds to the actual provision of services. Based on your disclosure, fees received during this period do not appear to be appropriately characterized as revenues generated.

Recertification Costs and Deferred Drydock Charges, page F-9

44. We note you disclose that you defer and amortize recertification costs over the length of time in which the recertification is expected to last, which is generally 30 months. However, you also disclose that drydock inspection and certification expenditures are amortized over the 30-month period between inspections and certifications. It is unclear whether you are referring to the same procedures and costs in each instance.

Please revise your disclosure to explain how long your vessels are available for use to generate revenue between recertifications.
It
should be clear whether the 30-month recertification period represents downtime, during which your vessels cannot be used to generate revenue, or the period between the drydock inspections and certifications, when the vessels are utilized in operations.

If your policy is to amortize deferred costs associated with these activities during periods in which the vessels are not available for use, rather than to expense them as incurred or amortize them during periods in which the vessels are generating revenues, we will need to understand your rationale.

Note 3 - Related Party Transactions, page F-12

45. We note you disclosed on page F-13, as well as on pages 69 to 76, that prior to the completion of this offering, you would enter into certain agreements with Helix that will govern the relationship between you and Helix after the offering. Please disclose within the textual information along with your pro forma presentation the effects that changes in contractual agreements and separation from Helix are expected to have on your results of operations and financial position going forward. Where you anticipate significant changes arising out of the separation, but are unable to meet the requirements of Rule 11-
02(b)(6) of Regulation S-X for including pro forma adjustments, please discuss the effects anticipated and the limitations of your pro forma information.

Note 5 - Acquisition of Acergy (formerly known as Stolt Offshore)
Business, page F-13

46. Please add a tabular presentation of your preliminary allocation of the Acergy purchase price, as required by paragraph 51.e of SFAS
141.

Engineering Comments

Summary, page 1

Our Business, page 1

47. You state that you believe you are the market leader in the diving
support business.  However, it appears that Oceaneering
International,
Inc. is significantly larger than you.   Please provide us with
support for your statement or remove it from the document.

Risk Factors, page 12

Risks Related to Our Business, page 12

48. Include, if material, how an oilfield service strike may affect your operations. As we understand, there is an offshore workers strike in Norway which is affecting oilfield services.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to James
Murphy, Petroleum Engineer, at (202) 551-3703.  Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at
(202) 551-3685 with any other questions.

      					Sincerely,



      					Tangela Richter
      Branch Chief

cc: 	A. Rogers
M. G. Kregg Lunsford
Cal Dive International, Inc.
June 30, 2006
Page 10